# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PHX Minerals Inc., CIK 0000315131
CUSIP: 69291A100
Title of class of securities: Common Stock, par value $0.01666 per share
Address of issuer's principal executive offices: 1320 South University Drive, Suite 720, Fort Worth, Texas (TX), 76107
Date of event which requires filing of this statement: 06/23/2025
Filed by CIK 0001921603
Persons authorized to receive notices and communications: Daniel Herz, WhiteHawk Income Corporation, 2000 Market Street, Suite 910, Philadelphia, Pennsylvania (PA), 19103, (610) 484-3412; James R. Griffin, Esq., Weil, Gotshal & Manges LLP, 200 Crescent Ct, Suite 300, Dallas, Texas (TX), 75201, (214) 746-7700; Claudia Lai, Esq, Weil, Gotshal & Manges LLP, 200 Crescent Ct, Suite 300, Dallas, Texas (TX), 75201, (214) 746-7700

## Reporting persons
- WhiteHawk Income Corporation (CIK 0001921603): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 100; sole dispositive power 0; shared dispositive power 100; aggregate amount beneficially owned 100 (100% of the class); the aggregate amount excludes certain shares
- WhiteHawk Merger Sub, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 100; sole dispositive power 0; shared dispositive power 100; aggregate amount beneficially owned 100 (100% of the class); the aggregate amount excludes certain shares
- WhiteHawk Acquisition, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 100; sole dispositive power 0; shared dispositive power 100; aggregate amount beneficially owned 100 (100% of the class); the aggregate amount excludes certain shares
- WhiteHawk - Equity Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- WhiteHawk - Equity Holdings GP, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- WhiteHawk Energy, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Daniel Herz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 100; sole dispositive power 0; shared dispositive power 100; aggregate amount beneficially owned 100 (100% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01666 per share
Name of issuer: PHX Minerals Inc.
Address of issuer's principal executive offices: 1320 South University Drive, Suite 720, Fort Worth, Texas (TX), 76107
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment") relates to the Common Stock, par value $0.01666 per share (the "Shares") of PHX Minerals Inc., a Delaware corporation (the "Issuer") and amends the initial statement on Schedule 13D filed on May 15, 2025 (the "Original 13D"). Unless otherwise specified, capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original 13D.

On June 23, 2025, the Issuer, Parent, and Merger Sub completed the transactions contemplated by the Agreement and Plan of Merger, dated May 8, 2025, by and among the Issuer, Parent, and Merger Sub (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer surviving (the "Surviving Corporation") the Merger as a subsidiary of Parent.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On June 21, 2025, Merger Sub accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

On June 23, 2025, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as a subsidiary of Parent.

At the Effective Time, as a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) owned directly by the Issuer as treasury stock, Parent, Merger Sub or any of their respective affiliates, which Shares were automatically cancelled and ceased to exist, (ii) owned by any Stockholder who is entitled to demand and properly demanded the appraisal of such Shares in accordance with, and in compliance in all respects with the DGCL or (iii) that were Time-Based Restricted Shares or Performance-Based Restricted Shares, each as described in the Original 13D) were automatically cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to applicable tax withholding.

At the Effective Time, the 100 shares of common stock of Merger Sub that were outstanding immediately prior to the Effective Time were converted into and became 100 shares of common stock of the Surviving Corporation.

Upon the closing of the Merger, the Shares that previously traded under the ticker symbol "PHX", ceased trading on, and are being delisted from, the New York Stock Exchange.

In connection with the merger, each member of the Board of Directors of the Issuer resigned from the Board of Directors of the Issuer, including any committee thereof. At the Effective Time, the size of the Board of Directors of the Issuer was reduced to one member, and Jeffrey Slotterback was appointed as the sole member of the Board of Directors of the Issuer.

At the Effective Time, the officers of Merger Sub immediately prior to the Effective Time became the officers of the Issuer following the Effective Time.

In connection with the Offer, WhiteHawk LP tendered 946,606 Shares into the Offer. As a result, the Holding Parties no longer beneficially own any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

As a result of the Merger and pursuant to the Merger Agreement, the Acquisition Parties and Mr. Herz acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially own 100% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

As a result of the Merger and pursuant to the Merger Agreement, the Acquisition Parties and Mr. Herz have, for purposes of Rule 13d-3 promulgated under the Exchange Act, shared power to vote and dispose of 100% of the outstanding Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Except for the Merger Agreement, the Tender and Support Agreements, and the transactions described in this Amendment, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Exhibit 99.3 hereto or in this Item 5.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and restated in its entirety as follows:

No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Inapplicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
2.1 Agreement and Plan of Merger, dated as of May 8, 2025, by and among PHX Minerals Inc., WhiteHawk Acquisition, Inc., and WhiteHawk Merger Sub, Inc., (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by PHX Minerals Inc. with the SEC on May 12, 2025).

2.2 Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by PHX Minerals Inc. with the SEC on May 12, 2025).

99.1 Joint Filing Agreement, dated as of May 15, 2025, by and among WhiteHawk Income Corporation, WhiteHawk Acquisition, Inc., WhiteHawk Merger Sub, Inc., WhiteHawk - Equity Holdings, LP, WhiteHawk - Equity Holdings GP, LLC, WhiteHawk Energy, LLC, and Daniel Herz (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on May 15, 2025, by WhiteHawk Income Corporation, WhiteHawk Acquisition, Inc., WhiteHawk Merger Sub, Inc., WhiteHawk - Equity Holdings, LP, WhiteHawk - Equity Holdings GP, LLC, WhiteHawk Energy, LLC, and Daniel Herz).

99.2 Form of Letter Agreement (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on May 15, 2025, by WhiteHawk Income Corporation, WhiteHawk Acquisition, Inc., WhiteHawk Merger Sub, Inc., WhiteHawk - Equity Holdings, LP, WhiteHawk - Equity Holdings GP, LLC, WhiteHawk Energy, LLC, and Daniel Herz).

99.3 Schedule of Information required by Item 2 of Schedule 13D (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed on May 15, 2025, by WhiteHawk Income Corporation, WhiteHawk Acquisition, Inc., WhiteHawk Merger Sub, Inc., WhiteHawk - Equity Holdings, LP, WhiteHawk - Equity Holdings GP, LLC, WhiteHawk Energy, LLC, and Daniel Herz).

99.4 Schedule of Supporting Stockholders (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed on May 15, 2025, by WhiteHawk Income Corporation, WhiteHawk Acquisition, Inc., WhiteHawk Merger Sub, Inc., WhiteHawk - Equity Holdings, LP, WhiteHawk - Equity Holdings GP, LLC, WhiteHawk Energy, LLC, and Daniel Herz).

## Signatures
- WhiteHawk Income Corporation: /s/ Jeffrey Slotterback, Jeffrey Slotterback / Chief Financial Officer (06/23/2025)
- WhiteHawk Merger Sub, Inc.: /s/ Jeffrey Slotterback, Jeffrey Slotterback / President (06/23/2025)
- WhiteHawk Acquisition, Inc.: /s/ Jeffrey Slotterback, Jeffrey Slotterback / President (06/23/2025)
- WhiteHawk - Equity Holdings, LP: WHITEHAWK - EQUITY HOLDINGS GP, LLC, General Partner (06/23/2025)
- WhiteHawk - Equity Holdings, LP: WHITEHAWK ENERGY, LLC, Sole Member (06/23/2025)
- WhiteHawk - Equity Holdings, LP: /s/ Jeffrey Slotterback, Jeffrey Slotterback / Chief Financial Officer (06/23/2025)
- WhiteHawk - Equity Holdings GP, LLC: WHITEHAWK ENERGY, LLC, Sole Member (06/23/2025)
- WhiteHawk - Equity Holdings GP, LLC: /s/ Jeffrey Slotterback, Jeffrey Slotterback / Chief Financial Officer (06/23/2025)
- WhiteHawk Energy, LLC: /s/ Jeffrey Slotterback, Jeffrey Slotterback / Chief Financial Officer (06/23/2025)
- Daniel Herz: /s/ Daniel Herz, Daniel Herz (06/23/2025)